UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LADDER CAPITAL CORP

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

505743104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 505743104

1.	Names of Reporting Persons. Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 9,130,756 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 9,130,756 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,130,756 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (2)
12.	Type of Reporting Person FI

(1)	The securities are held directly by GP09 PX (LAPP) Ladder Capital Ltd., GP09 PX Ladder Capital Ltd., and GP09 GV Ladder Capital Ltd., all of which are directly or indirectly owned by entities advised by Alberta Investment Management Corporation. See the Introductory Note following for more information.
(2)	Percentage calculated on the basis of 65,426,905 shares of Class A common stock and 44,161,609 shares of Class B common stock outstanding as of December 2, 2016 (as provided to the Reporting Person by the Issuer), and assuming all shares of Class B common stock are exchanged for shares of Class A common stock on a one-for-one basis. See the Issuer’s Final Prospectus filed pursuant to Rule 424(b)(3) on December 7, 2016, for a calculation of the Class A common stock outstanding following the offering of Class A common stock and the full exercise of the underwriters’ option to purchase additional shares.

CUSIP No. 505743104

1.	Names of Reporting Persons. GP09 PX (LAPP) Ladder Capital Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 4,802,777 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 4,802,777 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,802,777 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.4% (1)
12.	Type of Reporting Person CO

(1)	Percentage calculated on the basis of 65,426,905 shares of Class A common stock and 44,161,609 shares of Class B common stock outstanding as of December 2, 2016 (as provided to the Reporting Person by the Issuer), and assuming all shares of Class B common stock are exchanged for shares of Class A common stock on a one-for-one basis. See the Issuer’s Final Prospectus filed pursuant to Rule 424(b)(3) on December 7, 2016, for a calculation of the Class A common stock outstanding following the offering of Class A common stock and the full exercise of the underwriters’ option to purchase additional shares.

CUSIP No. 505743104

1.	Names of Reporting Persons. GP09 PX Ladder Capital Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,050,037 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,050,037 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,037 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0% (1)
12.	Type of Reporting Person CO

(1)	Percentage calculated on the basis of 65,426,905 shares of Class A common stock and 44,161,609 shares of Class B common stock outstanding as of December 2, 2016 (as provided to the Reporting Person by the Issuer), and assuming all shares of Class B common stock are exchanged for shares of Class A common stock on a one-for-one basis. See the Issuer’s Final Prospectus filed pursuant to Rule 424(b)(3) on December 7, 2016, for a calculation of the Class A common stock outstanding following the offering of Class A common stock and the full exercise of the underwriters’ option to purchase additional shares.

CUSIP No. 505743104

1.	Names of Reporting Persons. GP09 GV Ladder Capital Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,277,942 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,277,942 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,277,942 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 3.0% (1)
12.	Type of Reporting Person CO

(1)	Percentage calculated on the basis of 65,426,905 shares of Class A common stock and 44,161,609 shares of Class B common stock outstanding as of December 2, 2016 (as provided to the Reporting Person by the Issuer), and assuming all shares of Class B common stock are exchanged for shares of Class A common stock on a one-for-one basis. See the Issuer’s Final Prospectus filed pursuant to Rule 424(b)(3) on December 7, 2016, for a calculation of the Class A common stock outstanding following the offering of Class A common stock and the full exercise of the underwriters’ option to purchase additional shares.

INTRODUCTORY NOTE:

This Statement on Schedule 13G (Amendment No. 1) is being filed by (i) Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation (“AIMCo”), a body corporate established under the Alberta Investment Management Corporation Act R.S.A. c.A-26.5 (2007), with respect to investments held on behalf of clients for which AIMCo serves as investment manager, (ii) GP09 PX (LAPP) Ladder Capital Ltd. (“AIMCo-LAPP”), (iii) GP09 PX Ladder Capital Ltd. (“AIMCo-PX”), and (iv) GP09 GV Ladder Capital Ltd. (“AIMCo-GV”, and together with AIMCo-LAPP and AIMCo-PX, the “AIMCo Funds”). The securities reported in this Schedule 13G are directly held by AIMCo-LAPP, AIMCo-PX, and AIMCo-GV. AIMCo may be deemed to have voting and investment power with respect to shares held by AIMCo-LAPP, AIMCo-PX, and AIMCo-GV. AIMCo disclaims beneficial ownership of the Issuer’s shares reported herein in which AIMCo has no actual pecuniary interest.

This Statement on Schedule 13G (Amendment No. 1) reflects (1) the receipt by the AIMCo Funds of an aggregate of 1,086,454 shares of the Issuer’s Class A Common Stock in connection with a pro rata stock dividend to all holders of Class A Common Stock that was distributed on January 21, 2016 and (2) the sale of an aggregate of 3,089,491 shares of Class A Common Stock in connection with a registered, underwritten public offering, which closed on December 12, 2016, including full exercise of the underwriters’ option to purchase additional shares.

ITEM 1.

(a) Name of Issuer:

Ladder Capital Corp

(b) Address of Issuer’s Principal Executive Offices:

345 Park Avenue, 8th Floor

New York, New York 10154

ITEM 2.

(a) Name of Person Filing:

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

GP09 PX (LAPP) Ladder Capital Ltd.

GP09 PX Ladder Capital Ltd.

GP09 GV Ladder Capital Ltd.

(b) Address of Principal Business Office, or if None, Residence:

AIMCo: 1100 - 10830 Jasper Avenue, Edmonton, Alberta T5J 2B3

AIMCo-LAPP: 1100 - 10830 Jasper Avenue, Edmonton, Alberta T5J 2B3

AIMCo-PX: 1100 - 10830 Jasper Avenue, Edmonton, Alberta T5J 2B3

AIMCo-GV: 1100 - 10830 Jasper Avenue, Edmonton, Alberta T5J 2B3

(c) Citizenship:

AIMCo: Canada

AIMCo-LAPP: Canada

AIMCo-PX: Canada

AIMCo-GV: Canada

(d) Title of Class of Securities:

Class A Common Stock

(e) CUSIP Number:

505743104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Item 3 is not applicable.

ITEM 4.	OWNERSHIP.

The responses of Reporting Persons to Rows 5, 6, 7, 8, 9, and 11 of the cover pages which relate to beneficial ownership of the Class A Common Stock of the Issuer are incorporated by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Item 5 is not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Pursuant to the Alberta Investment Management Corporation Act, R.S.A. c. A-26.5 (2007), AIMCo provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Introductory Note above.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Introductory Note above.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Item 9 is not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2017

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA AS REPRESENTED BY ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Jon Reay
Name:	Jon Reay
Title:	Chief Compliance Officer

GP09 PX (LAPP) LADDER CAPITAL LTD.

By:	/s/ James Ridout
Name:	James Ridout
Title:	Director

GP09 PX LADDER CAPITAL LTD.

By:	/s/ James Ridout
Name:	James Ridout
Title:	Director

GP09 GV LADDER CAPITAL LTD.

By:	/s/ James Ridout
Name:	James Ridout
Title:	Director